Filed by Great Western Bancorp, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company:  Great Western Bancorp, Inc.
Commission File No.:  001-36688
Date:  September 16, 2021

The following communications were made available on September 16, 2021 by Great Western Bancorp, Inc. (“GWB”) in connection with the proposed merger between GWB and First Interstate BancSystem, Inc. (the “proposed transaction”).

The following FAQs were made available by GWB to GWB employees on September 16, 2021 in connection with the proposed transaction:

Overview
Q: What is happening?
A: On September 15, 2021, Great Western Bancorp, Inc. (“GWB”), parent company of Great Western Bank, entered into a definitive agreement to merge with First Interstate BancSystem, Inc. (“First Interstate”), parent company of First Interstate Bank, headquartered in Billings, Montana.

Q: Why was this decision made?
A: The combination of GWB and First Interstate will create a premier banking franchise in the West and allows us to focus on what we do best: taking outstanding care of our customers and creating long-term relationships. An important consideration to us in entering this partnership was the similarity in culture and approach to community banking. Like GWB, First Interstate has a proud history of delivering quality, competitive financial services to clients and of making a positive difference in their communities. It is this similar culture and shared community banking philosophy that makes the blending of our companies exciting for both our employees and our customers.

Q: Why now?
A: As you know, GWB employees have been working very hard on major initiatives, which makes the timing of this partnership ideal. Combining with First Interstate accelerates our progress by leveraging First Interstate’s existing technology investments, including Fiserv Premier Core Banking, Global Wave Commercial Loan Origination, and Salesforce.

Q: When will the transaction close?
A: Pending regulatory and shareholder approvals, the transaction is currently expected to close during the first calendar quarter of 2022; the conversion of GWB branches to First Interstate Bank is currently expected to take place during the second calendar quarter of 2022.

Q: Why is this a good thing for GWB?
A: Making life great for our employees, customers, and communities has been a point of pride for GWB for over 80 years. This partnership with First Interstate enables us to take that commitment to the next level by:
o	Providing growth and internal mobility opportunities for employees;
o	Offering customers additional locations, new products and services;
o	Accelerating our progress, leveraging First Interstate’s technology investments;
o	Increasing the impact we have in our communities;
o	Expanding our branch footprint (while continuing to maintain a significant presence in GWB’s existing markets, including in Sioux Falls, South Dakota); and
o	Providing higher returns for shareholders.

Q: Will GWB’s name change to First Interstate Bank?
A: Yes, following consummation of the merger with First Interstate, GWB will eventually operate under the First Interstate Bank name; we currently anticipate this will happen during the second calendar quarter of 2022 when the full conversion takes place. We are excited to continue taking care of our customers and creating long-term relationships as part of the First Interstate family, which is widely recognized and respected throughout the country.

Q: Who will lead the combined company?
A: We have taken a very deliberate and thoughtful approach to the Board of Directors and management of the combined company. Upon close of the transaction, five directors from GWB will join the First Interstate Board of Directors, and Mark Borrecco, GWB President and CEO, will be appointed Chief Banking Officer of the combined company. You should also expect other leaders from GWB to assume key positions throughout the combined company.

Employees
Q: What is happening?
A: On September 15, 2021, Great Western Bancorp, Inc. (“GWB”), parent company of Great Western Bank, entered into a definitive agreement to merge with First Interstate BancSystem, Inc. (“First Interstate”), parent company of First Interstate Bank, headquartered in Billings, Montana.

Q: How does this news impact GWB employees?
A: First Interstate will work closely with us to ensure this has as little impact on employees as possible, and they anticipate retaining the majority of GWB employees in the combined company.

Right now, there are no changes for GWB employees; it is “business as usual” until the completion of the transaction, which is currently anticipated to occur in the first calendar quarter of 2022. GWB and First Interstate will continue to operate as separate entities until the closing of the transaction.

Please give this process the time it needs to work effectively and know that connecting with all individuals regarding their teams in the coming months is a priority for both GWB and First Interstate. We intend to keep GWB employees updated throughout the process as integration planning progresses, and we have news to report.

Q: What should I expect next?
A: We recognize communication is key to our success. You can expect ongoing communication from both GWB and First Interstate as well as progress reports and next steps as we work together to combine our companies.

Over the coming weeks, project teams will be formed at each bank and team members will work collaboratively to ensure a smooth transition for both employees and customers. We’ll have dedicated intranet pages and email addresses at both banks so employees can easily ask questions and receive timely answers.

While this is an exciting time, it is also a time to remember that we must maintain business as usual. Your dedication to GWB and our customers is sincerely appreciated; we look forward to keeping you informed and answering your questions as we move forward in our new partnership.

Q: Is there anything I can do to help at this time?
A: Yes! We ask you to stay engaged throughout this process. Ask questions as they come up and encourage your team members and colleagues to do the same. In addition, we should all remain focused on our day-to-day responsibilities and delivering high quality products and services to our customers.

Communicating with Customers:
Q: What should I say to customers who ask about this?
A: First and foremost, customers should experience no changes to their day-to-day banking needs—it is business as usual at GWB. Express enthusiasm and excitement about our partnership with First Interstate. Further, when the combination between GWB and First Interstate is complete, our customers will continue to connect with you and enjoy the same local, relationship-based service they’ve come to expect from people they know and trust. By leveraging the strengths of both organizations, we will be able to provide enhanced product offerings and deliver a better customer experience, while continuing to build relationships with our employees, customers, and communities.

Q: What should I tell customers about First Interstate?
A: Like Great Western, First Interstate is a values-based community bank with a 53-year history of serving clients and communities across Idaho, Montana, Oregon, South Dakota, Washington, and Wyoming. They take pride in their approach to banking, which is rooted in relationships and focused on meeting the localized needs of the communities they serve.

Q: Do customers need to do anything right now?
A: No, customers do not need to do anything now. There will be no immediate changes to customers’ accounts.

Q: What will happen to customers’ accounts?
A: There will be no immediate changes to customers’ accounts and no action on their part is necessary at this time. In the coming months, they will receive mailings regarding the plans to integrate the two companies, and information regarding whether there will be changes to their accounts, checks, debit/ATM cards, etc.

Q: Will any branches be closed as a result of this partnership?
A: One of the benefits of the merger is the complementary nature of our branch footprints; there is limited geographic overlap between GWB and First Interstate. GWB and First Interstate will carefully consider the branch footprint and the business needs of the combined company to ensure there is the right amount of branch locations in facilities that best meet the needs of employees and customers. As always, we will be thoughtful and transparent about any decisions we make.

Communicating with the Media:
Q: What should I do if I get a call from the media?
A: All media inquiries should be referred to Lexie Feterl or Sarah Belisle in Corporate Communications.

Communicating with Shareholders:
Q: Who should I direct shareholder inquiries to?
A: Please direct all shareholder inquires and comments to Seth Artz, Investor Relations.

The following communication is an email from Mark Borrecco, President and Chief Executive Officer of GWB, sent to GWB employees in connection with the proposed transaction on September 16, 2021:

Good morning

For more than 80 years, Great Western Bank has focused on improving the lives of our employees, customers, and communities. Anchored in this promise is our ability to listen, adapt, and respond to the ever-evolving banking landscape.

With this in mind, I’m eager to share some exciting news. This morning, Great Western announced that we have entered into an agreement to merge with First Interstate BancSystem, Inc. (“First Interstate”), parent company of First Interstate Bank, headquartered in Billings, Montana. A press release announcing the agreement is attached and will also be available on the Hub.

We are excited about joining forces with First Interstate because of our similar cultures and shared community banking philosophy. Through this transformative partnership, we will create a diversified, community-focused banking franchise with a network of more than 300 branches in 14 states across the Midwest and Northwest. Once the transaction and systems conversion are complete, our combined institution will unite under the First Interstate name and brand as one of the West’s largest regional banks with over $32 billion in assets.

Like GWB, First Interstate (NASDAQ: FIBK) is a values-based community bank with a 53-year history of serving clients and communities across Idaho, Montana, Oregon, South Dakota, Washington, and Wyoming. The First Interstate team takes pride in its approach to banking—rooted in relationships and focused on meeting the localized needs of the communities it serves. First Interstate demonstrates this commitment to its communities through its service excellence as well as its innovative approach to corporate philanthropy through the First Interstate BancSystem Foundation.

Over the next few weeks, a conversion project team will be formed at each bank. Together, these teams will collaborate to ensure a smooth transition for our employees and customers.

Pending regulatory and shareholder approvals, our combination with First Interstate is expected to close during the first calendar quarter of 2022; our conversion to First Interstate is expected to take place during the second calendar quarter of 2022.

I’m sure you have questions about this exciting announcement and what this partnership means for you. Tomorrow, I will follow-up with a video sharing additional details. In the video, I will also introduce you to Kevin Riley, First Interstate’s President and CEO. In the meantime, please reference the attached FAQs which will also be available on the Hub.

Making life great for our employees, customers, and communities has been a point of pride for us at GWB. I truly believe this partnership with First Interstate enables us to take that commitment to the next level. Please join me in celebrating this next chapter for our company; you should be proud of the contributions to get us to this historic point.

Mark

The following communication was made available by GWB on GWB’s website on September 16, 2021 in connection with the proposed transaction.

Partnering With First Interstate Bank

By Mark Borrecco
September 16, 2021

CATEGORIES:  INVESTOR RELATIONS

It’s a historic and exciting day for Great Western Bank. Today, we announced a definitive agreement to partner with First Interstate Bank, headquartered in Billings, Montana.

A message from Mark Borrecco, President and CEO:

It’s my pleasure to share some exciting news. Today, Great Western Bank announced an agreement to partner with First Interstate Bank, headquartered in Billings, Montana. Per the terms of our agreement, Great Western Bank is expected to become First Interstate Bank during the second calendar quarter of 2022. A detailed press release announcing the agreement can be found here.

Making life great for our employees, customers, and communities is a point of pride for us at GWB. I truly believe this partnership with First Interstate enables us to take that commitment to the next level. Like Great Western, First Interstate (NASDAQ: FIBK) is a values-based community bank with a 53-year history of serving clients and communities across Idaho, Montana, Oregon, South Dakota, Washington, and Wyoming.

Our biggest consideration in entering this partnership was to ensure our strategies and cultures aligned. First Interstate’s approach to community banking is very similar to ours. They have a proud history of delivering quality, competitive financial services to clients and of making a positive difference in their communities. They demonstrate this through their commitment to service excellence as well as their innovative style of corporate philanthropy fostered through their First Interstate BancSystem Foundation. It is this shared culture and community banking philosophy that makes the blending of our companies such a good thing for both our customers and employees.

So, what does this mean for you? Right now, there is no immediate impact to customers or accounts, and no action on your part is necessary. As we get closer to the conversion, you will receive information from First Interstate about your accounts as well as new products and services you will enjoy as a client of First Interstate Bank. In the meantime, it’s “business as usual” until the completion of the transaction, which is expected to occur in the first calendar quarter of 2022.

For more than 80 years, Great Western Bank has focused on improving the lives of our customers and communities. Anchored in this promise is our ability to listen, adapt, and respond to the ever-evolving banking landscape. In partnering with First Interstate, we wholeheartedly fulfill this mission. Thank you for your continued support and business, and please join me in celebrating this next chapter for our Company.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about First Interstate BancSystem, Inc.’s (“FIBK”), Great Western Bancorp, Inc.’s (“GWB”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction between FIBK and GWB (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in FIBK’s and GWB’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between FIBK and GWB; the outcome of any legal proceedings that may be instituted against FIBK or GWB; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which FIBK and GWB operate; the ability to promptly and effectively integrate the businesses of FIBK and GWB; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of FIBK’s or GWB’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by FIBK’s issuance of additional shares of its capital stock in connection with the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; and the impact of the global COVID-19 pandemic on FIBK’s or GWB’s businesses, the ability to complete the Transaction or any of the other foregoing risks.

These factors are not necessarily all of the factors that could cause FIBK’s, GWB’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm FIBK’s, GWB’s or the combined company’s results.

All forward-looking statements attributable to FIBK, GWB, or the combined company, or persons acting on FIBK’s or GWB’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and FIBK and GWB do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If FIBK or GWB update one or more forward-looking statements, no inference should be drawn that FIBK or GWB will make additional updates with respect to those or other forward-looking statements. Further information regarding FIBK, GWB and factors which could affect the forward-looking statements contained herein can be found in FIBK’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2021 and June 30, 2021, and its other filings with the SEC, and in GWB’s Annual Report on Form 10-K for the fiscal year ended September 30, 2020, its Quarterly Reports on Form 10-Q for the three-month periods ended December 31, 2020, March 31, 2021 and June 30, 2021, and its other filings with the SEC.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Transaction, FIBK will file with the SEC a Registration Statement on Form S-4 to register the shares of FIBK capital stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of FIBK and GWB that also constitutes a prospectus of FIBK. The definitive joint proxy statement/prospectus will be sent to the shareholders of FIBK and stockholders of GWB seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING FIBK, GWB, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by FIBK or GWB through the website maintained by the SEC at http://www.sec.gov or from FIBK at its website, www.fibk.com, or from GWB at its website, www.greatwesternbank.com. Documents filed with the SEC by FIBK will be available free of charge by accessing the “SEC Filings” page of FIBK’s website at www.fibk.com/sec-filings, or alternatively by directing a request by mail or telephone to First Interstate BancSystem, Inc., 401 N. 31st Street, Billings, Montana, 59116, Attention: John Stewart, Deputy Chief Financial Officer, telephone: 406-255-5311, and documents filed with the SEC by GWB will be available free of charge by accessing GWB’s website at www.greatwesternbank.com under the tab “Investor Relations” and then under the heading “Financial Info – Documents” or, alternatively, by directing a request by telephone or mail to Great Western Bancorp Inc., 225 South Main Avenue, Sioux Falls, South Dakota 57104, (605) 988-9253.

PARTICIPANTS IN THE SOLICITATION

FIBK, GWB, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of FIBK and stockholders of GWB in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of FIBK and GWB and other persons who may be deemed to be participants in the solicitation of shareholders of FIBK and stockholders of GWB in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about FIBK, the directors and executive officers of FIBK and their ownership of FIBK common stock is also set forth in the definitive proxy statement for FIBK’s 2021 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 14, 2021, and other documents subsequently filed by FIBK with the SEC. Additional information about GWB, the directors and executive officers of GWB and their ownership of GWB common stock can also be found in GWB’s definitive proxy statement in connection with its 2021 Annual Meeting of Stockholders, as filed with the SEC on December 23, 2020, and other documents subsequently filed by GWB with the SEC. Free copies of these documents may be obtained as described above.